ACACIA DIVERSIFIED HOLDINGS, INC.
13575 58th Street N., #138
Clearwater, FL 33760
(727) 678-4420

June 22, 2018

Ms. Susan Block
Attorney Advisor
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Re:          Acacia Diversified Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 4, 2018
File No. 333-224319

Dear Ms. Block:

We are in receipt of the staff’s comment letter dated June 18, 2018.  We are currently in the process of amending our Form S-1 filing (Amendment No. 2), which will include revisions, based on your comments. We anticipate the Amendment No. 2 will be filed on or before June 22, 2018.  A redline version of Amendment No.2 is being provided to staff counsel via email. The following is a response to each of your comments.

Amendment No. 1 to Registration Statement on Form S-1

Material Terms of Equity Purchase Agreement with Peak One
The Equity Line, page 22

1.
We note your response to our prior comment 5 and reissue. To clarify, our prior comment did not request disclosure of the number of shares the investor could presently sell. Rather, based on the company’s current market price and the terms of the Purchase Agreement, please calculate and disclose the total number of shares that could be issued under the agreement with Peak One based on the current market price, assuming you were to meet the trading volume under the Purchase Agreement. Please note that this disclosure would provide investors with the maximum number of shares potentially issuable to Peak One under the Purchase Agreement at the current market price.

Response:  We acknowledge the Commission staff’s comment and have amended our filing accordingly to provide the following response.  Based upon the current market price and trading volume of our common stock as of Tuesday, June 19, 2018 ($0.22 per share), the number of shares of our common stock potentially issuable to Peak One under the Purchase Agreement is 22,727,272. However, this number of shares potentially issuable is also subject to Commission policy regarding limitations on equity line transactions as such limitations relate to the number of shares held by affiliates.  With the limitation equal to no more than one-third of non-affiliate shares issued and outstanding (10,890,399), the number of shares that may be issued under the Purchase Agreement is 3,630,132.

2.
We note your response to our prior comment 6 and reissue in part. Please revise your disclosure to update the table on page 24 with information about your current market price, volume and other information as disclosed in your response letter. In addition, if true, clearly state that you are not currently able to draw any funds out of the Purchase Agreement. In this regard, please also add a risk factor addressing this risk that you may not be able to draw funds out the Purchase Agreement.

Response:  We acknowledge the Commission staff’s comment and have amended our filing accordingly to provide the following response.

Based on the trading volume and share prices for the 10 days preceding June 18, 2018, the maximum dollar amount of a Put Notice is $91,923.76 based on the calculation below:

Date	Open	High	Low	Close	Adj Close	Volume
6/6/2018	0.33	0.37	0.3	0.3	0.3	52200
6/7/2018	0.31	0.38	0.3	0.34	0.34	61200
6/8/2018	0.38	0.38	0.28	0.28	0.28	56900
6/11/2018	0.39	0.4	0.27	0.3	0.3	883300
6/12/2018	0.3	0.3	0.22	0.25	0.25	233000
6/13/2018	0.25	0.26	0.21	0.23	0.23	104600
6/14/2018	0.23	0.28	0.23	0.25	0.25	67100
6/15/2018	0.26	0.27	0.24	0.24	0.24	36700
6/18/2018	0.27	0.27	0.21	0.25	0.25	65700
6/19/2018	0.26	0.26	0.209	0.22	0.22	110641

					Average volume =	167134.1

					Lowest price =	$0.22

					Average Trading Daily Value =	$36,769.50
						250%
						$91,923.76

As of the date of the filing of this registration statement on Form S-1, there have been no Put Notices issued by the Company to Investor under the Equity Purchase Agreement and no shares of our common stock have been issued to Investor except for the initial 110,000 shares designated as the “commitment fee” in the Equity Purchase Agreement. Accordingly, the only shares that the Investor could presently sell under the registration statement are the 110,000 shares that were previously issued and are being registered. The current market price and trading volume of the Company’s common stock is not material to the Equity Purchase Agreement until such time as shares of common stock are issued pursuant to Put Notices delivered by the Company to the Investor.  Based on the current market price of our common stock, it appears that we may deliver a Put Notices under the terms of the Equity Purchase Agreement. However, the market price and volume of our stock fluctuates and there can be no assurances that we will be able to deliver Put Notices on any continuous basis in the foreseeable future.

We have added the following risk factor as well:

Our ability to submit a Put Notice and utilize funds under the Purchase Agreement depends upon the trading volume and price of our common stock and there can be no assurances that the trading volume and price of our common stock will remain at levels in the future sufficient to access funds under the Purchase Agreement.

The Purchase Agreement provides that we may submit a Put Notice to Peak One from time to time in an amount of no less than $15,000 and a maximum amount equal to the lesser of $150,000 or 250% of the average trading value of our common stock.  Accordingly, our ability to utilize the funds under the Purchase Agreement depends upon the trading volume and price of our shares. At the present time, our stock trades at the level of volume and average trading value that enables us to draw funds out of the Purchase Agreement. However, the market price and volume of our stock fluctuates and there can be no assurances that we will be able to deliver Put Notices under the terms of the Purchase Agreement on any continuous basis in the foreseeable future.  We cannot forecast the likelihood that we will have access to the full amount available to us under this arrangement.

3.
We note your response to our prior comment 7 and reissue because you did not revise your registration statement. Please disclose the amount of funds you could raise from the equity line in regards to the number of shares registered in this registration statement, based on the current trading price of your stock.

Response:  We acknowledge the Commission staff’s comment and have amended our filing accordingly to disclose that based upon the current market price of $0.22 per share we anticipate being able to raise $663,300 from the sale of 3,015,000 shares under the provisions of the equity line.

We appreciate the Commission staff’s comments and request that the staff contact Clifford J. Hunt, Esquire at Law Office of Clifford J. Hunt, P.A. at (727) 471-0444 telephone, (727) 471-0447 facsimile or cjh@huntlawgrp.com via email with any questions or comments.

Sincerely,

ACACIA DIVERSIFIED HOLDINGS, INC.

/s/ Richard K. Pertile, CEO